SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Barington/Hilco Acquisition Corp.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

06759V1017
(CUSIP Number)

Mr. Jeffrey B. Hecktman c/o Hilco Inc. 5 Revere Drive, Suite 2056 Northbrook, IL 60062 (847) 274-8846
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hilco Trading LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
580,925

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
580,925

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
580,925

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.1%

14	TYPE OF REPORTING PERSON
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jeffrey B. Hecktman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
585,925

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
585,925

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
585,925

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%

14	TYPE OF REPORTING PERSON
IN

Item 1. Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $0.0001 par value per share (the "Common Stock"), of Barington/Hilco Acquisition Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 888 Seventh Avenue, 17th Floor, New York, NY 10019.

Item 2. Identity and Background.

(a)	Name of Person Filing:

This statement is filed by:

(i) Hilco Trading, LLC, a Delaware Limited Liability Company (“Hilco”)

(ii) Jeffrey B. Hecktman

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)	Residence or Business Address:

The address of the business office of each of the Reporting Persons is 5 Revere Drive, Suite 2056, Northbrook, IL 60062.

(c)	Present Principal Occupation:

Hilco: The principal business of Hilco is acquiring, holding and disposing of investments in various companies.

Jeffrey B. Hecktman: Chairman and Chief Executive Officer of Hilco Global.

(d)	Criminal Proceedings:

In the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings:

In the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Jeffrey B. Hecktman is a citizen of the United States of America.

Hilco is formed under Delaware law.

Item 3. Source and Amount of Funds or Other Consideration.

Funds for the purchase of 580,925 of the securities reported herein were derived from available working capital of Hilco.

Funds for the purchase of 5,000 of the securities reported herein were derived from Mr. Hecktman’s private funds.

Item 4. Purpose of Transaction.

Insider Shares

Pursuant to the terms of letter agreements with the Issuer effective as of February 5, 2015 (the “Insider Letters”), Hilco purchased 580,925 shares of Common Stock (the “Insider Shares”) for an aggregate purchase price of $11,618.50 in cash, or approximately $0.02 per share, and Mr. Hecktman purchased 5,000 Insider Shares for an aggregate purchase price of $100.00 in cash, or approximately $0.02 per share.

Private Units

Pursuant to a subscription agreement dated as of February 5, 2015 between Hilco and the Issuer (the “Subscription Agreement”), Hilco agreed to purchase 122,500 units (the “Private Units”) on the date that the Issuer’s initial public offering was consummated. Each Private Unit consists of (i) one share of Common Stock, (ii) one right to receive one-tenth of one share of Common Stock automatically on the consummation of an initial business combination and (iii) one warrant entitling the holder thereof to purchase one-half of one share of Common Stock at a price of $12.50 per full share (the “Private Warrants”). The Private Warrants become exercisable on the later of the completion of the Issuer’s initial business combination and February 5, 2016, and will expire three years after the completion of the Issuer’s initial business combination.

On February 11, 2015, the Issuer consummated its initial public offering of 4,000,000 units, and, pursuant to the Subscription Agreement, Hilco purchased 122,500 Private Units.

Stock Escrow Agreement

Pursuant to a Stock Escrow Agreement between the Issuer, Hilco and Continental Stock Transfer & Trust Company (the “Stock Escrow Agreement”), on February 5, 2015, the Insider Shares were placed into an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, 50% of the Insider Shares will not be transferred, assigned, sold or released from escrow until the earlier of one year after the date of the consummation of the Issuer’s initial business combination and the date on which the closing price of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Issuer’s initial business combination and the remaining 50% of the Insider Shares will not be transferred, assigned, sold or released from escrow until one year after the date of the consummation of the Issuer’s initial business combination, or earlier, in either case, if, subsequent to our initial business combination, the Issuer completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. The limited exceptions referred to above include (1) transfers among the insiders, to the Issuer’s officers, directors, advisors and employees, (2) transfers to an insider’s affiliates or its members upon its liquidation, (3) transfers to relatives and trusts for estate planning purposes, (4) transfers by virtue of the laws of descent and distribution upon death, (5) transfers pursuant to a qualified domestic relations order, (6) private sales made at prices no greater than the price at which the securities were originally purchased or (7) transfers to the Issuer for cancellation in connection with the consummation of an initial business combination, in each case (except for clause 7) where the transferee agrees to the terms of the escrow agreement and forfeiture, as the case may be, as well as the other applicable restrictions and agreements of the holders of the Insider Shares including, but not limited to, the terms of the Insider Letters.

Registration Rights

The holders of the Insider Shares issued and outstanding on the date of the prospectus associated with the Issuer’s initial public offering, as well as the holders of the Private Units (and underlying securities) and any shares the Issuer’s insiders, officers, directors or their affiliates may be issued in payment of working capital loans made to the Issuer, will be entitled to registration rights pursuant to a registration rights agreement entered into on February 5, 2015 among the Issuer, Hilco and EarlyBirdCapital, Inc. (the “Registration Rights Agreement”). The holders of a majority of these securities are entitled to make up to two demands that the Issuer register such securities. The holders of the majority of the Insider Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the private units or shares issued in payment of working capital loans made to us can elect to exercise these registration rights at any time after the Issuer consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed by the Issuer subsequent to the consummation of the Issuer’s initial business combination.

Item 5. Interest in Securities of the Issuer.

 (a) As described in Item 4, Hilco may be deemed the beneficial owners of 580,925 shares of Common Stock representing approximately 10.1% of the outstanding shares of the Issuer’s Common Stock. As described in Item 4, Mr. Hecktman may be deemed the beneficial owner of 585,925 shares of Common Stock representing approximately 10.2% of the outstanding shares of the Issuer’s Common Stock.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 5,738,069 shares of Common Stock outstanding, which, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on February 5, 2015, includes 1,150,000 Insider Shares, 4,000,000 shares of Common Stock included in the units sold in the Issuer’s initial public offering, 293,069 shares of Common Stock included in the units sold as a result of the underwriters’ election to exercise the overallotment option in connection with the Issuer’s initial public offering in part, and an aggregate of 295,000 shares of Common Stock included in the Private Units.

 (b) By virtue of his control of Hilco, Mr. Hecktman has sole voting and disposition power over all 585,925 shares reported herein.

 (c) Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

 (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

 (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Other than the agreements described in Exhibits 1-5 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1. Insider Letter, dated as of  February 5, 2015 between the Issuer and Hilco.

2. Insider Letter, dated as of February 5, 2015 between the Issuer and Mr. Hecktman.

3. Subscription Agreement, dated as of February 5, 2015 between the Issuer and Hilco.

4. Stock Escrow Agreement, dated as of February 5, 2015 between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-200180), filed with the Securities and Exchange Commission on January 27, 2015).

5. Registration Rights Agreement, dated as of February 5, 2015 between the Issuer and certain Investors (incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 (File No. 333200180), filed with the Securities and Exchange Commission on January 27, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2015
/s/ Jeffrey B. Hecktman
Jeffrey B. Hecktman

HILCO TRADING LLC

	By:	/s/ Jeffrey B. Hecktman
Name: Jeffrey B. Hecktman
Title: Chairman and Chief Executive Officer